CONSENT OF INDEPENDENT AUDITORS

We consent to the use in MDS Inc.'s Annual Report on Form 40-F for the year ended October 31, 2004 of our report dated December 14, 2004 (except for note 29 which is at December 23, 2004) with respect to the consolidated financial statements of MDS Inc. for the fiscal years ended October 31, 2004, 2003 and 2002. We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-12056, 333-12058, 333-12548, and 333-13538) of our report dated December 14, 2004 (except for note 29 which is at December 23, 2004) with respect to the consolidated financial statements of MDS Inc. for the fiscal years ended October 31, 2004, 2003 and 2002 included in the Annual Report on Form 40-F for the year ended October 31, 2004.

Toronto, Canada,

March 17, 2005. Chartered Accountants